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SEC
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Section
MAR 01 2018
Washington DC
408

SE

18006225

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CoreCap Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27777 Franklin Road, Suite 700
(No. and Street)

Southfield,	MI	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Muncie 248-784-1341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

31435 Grosebeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David W. Muncie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CoreCap Investments, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL MCCARTY
Notary Public, State of Michigan
County Of Macomb
My Commission Expires 03-25-2023
Acting in the County of Oakland

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORECAP INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

F0R THE YEAR ENDED DECEMBER 31, 2017

CORECAP INVESTMENTS, INC.

Financial Statements
and Supplementary Information

December 31, 2017

TABLE OF CONTENTS

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of CoreCap Investments, Inc.
Southfield, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CoreCap Investments, Inc., as of December 31, 2017, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, except for the effects of not recording a contingent liability as discussed in the following paragraph, the financial statements present fairly, in all material respects, the financial position of CoreCap Investments, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 6 to the financial statements, CoreCap Investments, Inc. entered into an agreement to settle pending litigation subsequent to December 31, 2017, which has not been recorded in the accompanying financial statements. In our opinion, a loss contingency of $117,500 should be accrued in the financial statements to conform with accounting principles generally accepted in the United States of America. If this loss contingency had been recorded, accounts payable would be increased by $117,500 and retained earnings would be decreased by $117,500. Additionally, net income would be decreased by $117,500 for the year then ended.

Basis for Opinion

These financial statements are the responsibility of CoreCap Investments, Inc.'s management. Our responsibility is to express an opinion on CoreCap Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CoreCap Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission have been subjected to audit procedures performed in conjunction with the audit of CoreCap Investments, Inc.'s financial statements. The supplementary information is the responsibility of CoreCap Investments, Inc.'s management. Our audit procedures included determining whether the supplementary

information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is overstated by $117,500 as a result of the unrecorded loss contingency described in Note 6 to the financial statements. If this loss contingency had been recorded, net capital as calculated would be negative $778. The supplementary information, determination of reserve requirements under rule`15c3-1 of the securities and exchange commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as CoreCap Investments, Inc.'s auditor since 2014.
Roseville, Michigan
February 27, 2018

CORECAP INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	362,664
Accounts receivable:		
Brokers, dealers and clearing organizations		164,073
Deposit - clearing organizations		50,000
Sales representatives		122,600
Related party		—
Other		245
Prepaid expenses		102,944
TOTAL ASSETS	$	802,526

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	6,481
Commissions payable		321,416
Amount due to related party		132,363
Total Liabilities		460,260
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 10,000 shares authorized 1,000 shares issued and outstanding		1,000
Additional paid-in capital		660,000
Retained earnings (deficit)		(318,734)
Total Stockholders' Equity		342,266
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	802,526

See accompanying notes.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

Revenue:	
Commissions	$ 4,421,513
Other income	75,595
Total revenue	4,497,108
Operating Expenses:	
Commission expenses	3,835,971
Clearance fees	70,645
Communications	81,843
Occupancy costs	65,814
Other operating expenses	670,938
Total operating expenses	4,725,211
NET LOSS	($ 228,103)

See accompanying notes.

CORECAP INVESTMENTS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2017	$ 1,000	$ 270,000	($ 90,631)	$ 180,369
Net income (loss)	—	—	(228,103)	(228,103)
Additional capital paid in	—	390,000	—	390,000
Balance at December 31, 2017	$ 1,000	$ 660,000	($ 318,734)	$ 342,266

See accompanying notes.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($ 228,103)
Adjustment to reconcile net loss to net cash used in operating activities:	
Changes in:	
Receivables	41,168
Prepaid expenses	(43,772)
Accounts payable	146,317
Total adjustments	143,713
Net cash used in operating activities	(84,390)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional capital paid in	390,000
Net cash provided by financing activities	390,000
NET INCREASE IN CASH	305,610
Cash and cash equivalents – Beginning of year	57,054
Cash and cash equivalents – End of year	$ 362,664

See accompanying notes.

NOTE 1 – ORGANIZATION

CoreCap Investments, Inc. (the "Company" or "Core Cap") operates as an introducing broker-dealer clearing its client's transactions on a fully disclosed basis through a clearing broker-dealer. The Company was incorporated in May 2012 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in March 1996.

The Company is a wholly owned subsidiary of Core Capital Holdings, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Securities transactions and the related commission revenue and expenses are recorded on a trade date basis. Investment advisory fees and insurance commissions are recorded when earned.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risk
In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes
The stockholders elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S corporation effective January 1, 2014. Under such provisions, the Company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders. However, CoreCap Investments, Inc. is still liable for taxes on built-in gains if certain assets are sold that were held at the time that the S corporation election was made.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2014 or state income tax examinations for years before 2013.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2018, which is the same date the financial statements were available to be issued.

NOTE 3 – TRANSACTIONS WITH PARENT COMPANY

The Parent Company provides furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

For the year ended December 31, 2017 charges for services provided by CoreCap Holdings, Inc. approximated $576,000 and are included in other operating expenses in the accompanying statement of operations.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2017, the Company's net capital totaled $116,722 which was $66,722 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 3.94 to 1.

NOTE 5 – LEASE COMMITMENTS

The Company leases office space under operating leases expiring in September 2020. The remaining future minimum lease payments are as follows:

Year Ended December 31	Amount
2018	$ 42,300
2019	43,500
2020	33,200
Total	$ 119,000

The operating lease includes common area maintenance, property taxes and utilities.

For the year ended December 31, 2017 rent expenses pursuant to this lease approximated $41,200 and is included in occupancy costs in the accompanying statement of operations.

NOTE 6 – CONTINGENCIES

At December 31, 2017, the Company was involved in various pending arbitration proceedings with the Financial Industry Regulatory Authority (FINRA) regarding claims by individuals for a variety of causes of action against CoreCap including Unsuitable Investments, Violations of Michigan Securities Act, Violations of FINRA Conduct Rules, Breach of Contract, Breach of Fiduciary Duty and Constructive Fraud all by one former registered representative of CoreCap who was terminated on January 23, 2017. The disposition of these matters, in the opinion of management, will not have a material adverse effect on the Company's financial position.

Subsequent to December 31, 2017, the Company entered into a mutual agreement to settle pending arbitration between individuals and the Company regarding claims related to trading by a registered representative of the Company in their CoreCap brokerage accounts that were inconsistent with their stated investment goals and risk tolerance. The affected registered representative was terminated on February 28, 2017. The CoreCap portion of the settlement amount was $117,500 and is not included in accrued expenses at December 31, 2017 because no reasonable estimate of the contingent liability could be made at the time. Before entering the settlement agreement, the Company received an additional $120,000 in capital funding to maintain FINRA required net capital levels. The settlement payment was made on January 26, 2018.

SUPPLEMENTARY INFORMATION

CORECAP INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity	$ 342,266
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	342,266
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	342,266
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	225,544
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	116,722
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	116,722
Net capital requirement	50,000
Excess net capital	$ 66,722

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 460,260
Percentage of aggregate indebtedness to net capital	394%

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in CoreCap Investments, Inc. Part II (Unaudited) FOCUS report dated December 31, 2017 and the above calculations.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

CoreCap Investments, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
CoreCap Investments, Inc.
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by CoreCap Investments, Inc. and SIPC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating CoreCap Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. CoreCap Investments Inc.'s management is responsible for CoreCap Investments Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2234*********************MIXED AADC 220
47783 FINRA DEC
CORECAP INVESTMENTS INC
27777 FRANKLIN RD STE 700
SOUTHFIELD, MI 48034-8221

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 574

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

____
Date Paid

C. Less prior overpayment applied (412)

D. Assessment balance due or (overpayment) 162

E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 162

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 162

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CoreCap Investments, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of February, 20 18.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,497,109
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,889,005
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	70,645
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Investment Banking (Deductions in excess of $100,000 require documentation)	155,100
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	4,114,750
2d. SIPC Net Operating Revenues	$ 382,359
2e. General Assessment @ .0015	$ 574

(to page 1, line 2.A.)

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CoreCap Investments, Inc.
Southfield, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) CoreCap Investments, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which CoreCap Investments, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) CoreCap Investments, Inc. stated that CoreCap Investments, Inc. met the identified exemption provisions throughout the current fiscal year without exception. CoreCap Investments Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CoreCap Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2018

CoreCap Investments, Inc.
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2017

CoreCap Investments, Inc. Exemption Report

The following statements are made to the best knowledge and belief of David Muncie as chief financial officer of CoreCap Investments, Inc.:

I, David Muncie, as the chief financial officer of CoreCap Investments, Inc., (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.

The Company met the identified exemption provisions for the fiscal year ended December 31, 2017 without exception.

I, David Muncie, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

[signature] CFO

Signature Title

2-27-18

Date